UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ReTo Eco-Solutions, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G75271109

(CUSIP Number)

January 1, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entitles only)

Hengfang Li
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Chinese
5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON -

4,062,750[1]
6. SHARED VOTING POWER -

None
7. SOLE DISPOSITIVE POWER -

1,561,264
8. SHARED DISPOSITIVE POWER -

None
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

4,062,750[1]
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.9%
12. TYPE OF REPORTING PERSON

IN

[1]	Includes (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 2,491,486 common shares held by 6 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.

1. NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entitles only)

Good Venture Industrial Limited
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Chinese
5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON -

None[2]
6. SHARED VOTING POWER -

None
7. SOLE DISPOSITIVE POWER -

1,750,000
8. SHARED DISPOSITIVE POWER -

None
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

1,750,000
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.7%
12. TYPE OF REPORTING PERSON

CO

[2]	Reto Eco-Solutions, Inc.’s CEO and Chairman, Hengfang Li, has sole voting rights over these shares pursuant to a proxy voting agreement between Mr. Li and Good Venture Industrial Limited as identified in footnote 1 hereto.

1. NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entitles only)

REIT International Development (Group) Co., Limited[3]
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Chinese
5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON -

None
6. SHARED VOTING POWER -

3,903,161
7. SOLE DISPOSITIVE POWER -

None
8. SHARED DISPOSITIVE POWER -

3,903,161[4]
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

3,903,161[4]
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.1%
12. TYPE OF REPORTING PERSON

CO

[3]	This entity was disclosed as Great Deal International Development Limited in the Schedule 13G filed on February 8, 2018, but subsequently changed its name to REIT International Development (Group) Co., Limited.

[4]	A limited liability company whose shareholders include Reto-Eco Solutions, Inc.’s Chief Executive Officer, Mr. Hengfang Li (40%), Chief Operating Officer, Guangfeng Dai (20%), and Chief Technology Officer, Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held.

ITEM 1 (a) NAME OF ISSUER:

ReTo Eco-Solutions, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

ITEM 2 (a) NAME OF PERSON FILING:

(i) Hengfang Li

(ii) REIT International Development (Group) Co., Limited

(iii) Good Venture Industrial Limited

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i) Hengfang Li

c/o Beijing REIT Technology Development Co., Ltd.

24 Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(ii) REIT International Development (Group) Co., Limited

c/o Beijing REIT Technology Development Co., Ltd.

24 Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(iii) Good Venture Industrial Limited

7/F, Kin On Commercial Building

49-51 Jervois Street

Sheung Wan

Hong Kong

ITEM 2 (c) CITIZENSHIP:

(i) Chinese – Hengfang Li

(ii) Chinese – REIT International Development (Group) Co., Limited

(iii) Chinese – Good Venture Industrial Limited

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2 (e) CUSIP NUMBER:

G75271109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED:

(i) 4,062,750 – Hengfang Li

(ii) 3,903,161 – REIT International Development (Group) Co., Limited

(iii) 1,750,000 – Good Venture Industrial Limited

(b) PERCENT OF CLASS:

(i) 17.9% - Hengfang Li

(ii) 17.1% - REIT International Development (Group) Co., Limited

(iii) 7.7% - Good Venture Industrial Limited

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

4,062,750 – Hengfang Li

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

3,903,161 – REIT International Development (Group) Co., Limited

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

1,561,264 – Hengfang Li

1,750,000 – Good Venture Industrial Limited

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

3,903,161 – REIT International Development (Group) Co., Limited

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10 CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2019

/s/ Hengfang Li
Hengfang Li

/s/ Hengfang Li
Hengfang Li as authorized agent for REIT International Development (Group) Co., Limited

/s/ Feng Wu
Feng Wu as authorized agent for Good Venture Industrial Limited

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Joint Filing Agreement.